Exhibit 99.2

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED LOSS IN INTERIM

RESULTS OF 2022

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

Important Notice:

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Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net profit attributable to equity shareholders of the Company of approximately RMB –498 million to RMB –358 million in the first half of 2022.

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Under the China Accounting Standards for Business Enterprises, the Group estimates to record a net profit attributable to equity shareholders of the Company after deducting non-recurring items of approximately RMB –464 million to RMB –324 million in the first half of 2022.

1.	Estimated results of the Period

(1)	Period of estimated results: 1 January 2022 to 30 June 2022.

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) are estimated to record a net profit attributable to equity shareholders of the Company of approximately RMB –498 million to RMB –358 million in the first half of 2022, representing a loss over the corresponding period in 2021. The Group estimates that the net profit attributable to the equity shareholders of the Group after deducting non-recurring items for the first half of 2022 will be approximately RMB –464 million to RMB –324 million, representing a loss over the corresponding period in 2021. Specific financial figures will be disclosed in the 2022 interim report of the Company.

(3)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,244,189
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	1,168,305
Earnings per share (RMB per share)	0.115

3.	Major reasons for estimated loss in the results for the Period

In the first half of 2022, the crude oil prices rose sharply and the consumption of the chemical products continued to slump. The increase of the price of the products did not match the price increase of the raw materials and thus the Company’s gross profit decreased.

4.	Risk Warning

As of the date of this announcement, the “6.18” No.1 ethylene glycol plant explosion accident (please refer to the announcement of the Company dated 19 June 2022 for details) is still under investigation and the main production equipment of the Company are still shutdown. Besides the aforementioned, the Company does not have any significant uncertainties that will affect the accuracy of the contents of the estimated results.

5.	Other information

The estimated figures above are based on preliminary assessment only. Specific and accurate financial figures will be disclosed in the 2022 interim report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 14 July 2022

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